UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 1)*
Under the Securities Exchange Act of 1934

ORAGENICS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

684023-10 4
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Intrexon Corporation Attention: Legal 20358 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809

July 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ❒ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 684023104	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Randal J. Kirk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 857,555
	8	SHARED VOTING POWER 4,392,425
	9	SOLE DISPOSITIVE POWER 857,555
	10	SHARED DISPOSITIVE POWER 4,392,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,249,980
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 684023104	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Intrexon Corporation I.R.S. IDENTIFICATION NO.: 26-0084895
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,392,425
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,392,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,392,425
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 684023104	Page 4 of 8

This Amendment No. 1 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated June 5, 2012 and filed on June 12, 2012 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Oragenics, Inc., a Florida corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”) and Intrexon Corporation, a Virginia corporation (“Intrexon” and, together with Mr. Kirk, the “Reporting Persons”), are filing this Amendment to disclose the acquisition by NRM VII Holdings I, LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“NRM VII Holdings”) of 857,555 shares of Common Stock in a private offering conducted by the Company (the “Offering”).  Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by NRM VII Holdings and Intrexon.

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

CUSIP No. 684023104	Page 5 of 8

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On July 31, 2012, the Company closed on the sale of Common Stock to various investors pursuant to a Stock Purchase Agreement with various investors dated July 30, 2012 filed as Exhibit 1 hereto (“Stock Purchase Agreement”) pursuant to which it issued and sold to such investors 8,666,665 shares of Common Stock (“Common Shares”) at a purchase price of $1.50 per share.  NRM VII Holdings utilized its working capital to purchase 857,555 shares of Common Stock (the “Shares”) for an aggregate purchase price of approximately $1.29 million.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

NRM VII Holdings acquired the Shares for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated to read in its entirety as follows:

(a) and (b) See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 26,926,008 shares of Common Stock issued and outstanding as of August 1, 2012 as disclosed in the Company’s Current Report on Form 8-K, dated July 30, 2012 and filed on August 2, 2012.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	5,249,980	19.5%	857,555	4,392,425	857,555	4,392,425
Intrexon Corporation	4,392,425	16.3%	—	4,392,425	—	4,392,425

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Intrexon.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The following is a summary of certain terms and conditions of the Registration Rights Agreement, dated July 30, 2012, entered into between the Company and the purchasers in the Offering (“Registration Rights Agreement”), which is filed as Exhibit 2 hereto.

CUSIP No. 684023104	Page 6 of 8

Pursuant to the Registration Rights Agreement, the Company agreed to file a registration statement (the “Initial Registration Statement”) with the Securities and Exchange Commission (the “SEC”) within forty-five (45) days of the closing date of the Offering (the “Filing Date”) for the resale by the purchasers of all of the Common Shares and all shares of Common Stock issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect thereto (the “Registrable Securities”). The Initial Registration Statement must be declared effective by the SEC within ninety (90) days of the closing date of the Offering subject to certain adjustments. Upon the occurrence of certain events (each an “Event”), including, but not limited to, that the Initial Registration Statement is not filed prior to the Filing Date, the Company will be required to pay liquidated damages to each of the purchasers in the Offering of 1.5% of their aggregate purchase price upon the date of the Event and then monthly thereafter until the earlier of the date that: (i) the Event is cured, or (ii) the Registrable Securities are eligible for resale under Rule 144 without manner of sale or volume limitations. In no event shall the aggregate amount of liquidated damages payable to each of the purchasers in the Offering exceed in the aggregate 10% of the aggregate purchase price paid by such purchaser for the Registrable Securities.

CUSIP No. 684023104	Page 7 of 8

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Stock Purchase Agreement dated as of July 30, 2012 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated July 30, 2012 and filed August 2, 2012, and incorporated herein by reference)

Exhibit 2
Registration Rights Agreement dated as of July 30, 2012 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated July 30, 2012 and filed August 2, 2012, and incorporated herein by reference)

Exhibit 3	Joint Filing Agreement, dated as of August 3, 2012, by and between Mr. Kirk and Intrexon

CUSIP No. 684023104	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  August 3, 2012

/s/ Randal J. Kirk
Randal J. Kirk

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1
Stock Purchase Agreement dated as of July 30, 2012 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated July 30, 2012 and filed August 2, 2012, and incorporated herein by reference)

Exhibit 2
Registration Rights Agreement dated as of July 30, 2012 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated July 30, 2012 and filed August 2, 2012, and incorporated herein by reference)

Exhibit 3	Joint Filing Agreement, dated as of August 3, 2012, by and between Mr. Kirk and Intrexon